# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CCC INTELLIGENT SOLUTIONS HOLDINGS INC., CIK 0001818201
CUSIP: 12510Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0001034196
Persons authorized to receive notices and communications: Amanda McGrady Morrison, Advent International, Prudential Tower, 800 Boylston Street, Boston, Massachusetts (MA), 02199-8069, 617-951-0555

## Reporting persons
- ADVENT INTERNATIONAL, L.P. (CIK 0001034196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ADVENT INTERNATIONAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 0
- ADVENT INTERNATIONAL GPE VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CYPRESS INVESTOR HOLDINGS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CYPRESS INVESTMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GPE VIII GP S.A.R.L: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GPE VIII GP LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CCC INTELLIGENT SOLUTIONS HOLDINGS INC.
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Comment: This Amendment No. 11 (this "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021, as amended from time to time (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings set forth in prior Schedule 13D filings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(a). Such amounts exclude the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as previously defined and disclosed), which right continues to be held by each of the foregoing.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons engaged in transactions with respect to the Issuer's Common Stock on November 7, 2025 and since the most recent filing of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following transactions effected on November 7, 2025, the Reporting Persons ceased to beneficially own 5% of the Common Stock and have no further beneficial ownership reporting obligations.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 Signature Page, dated November 12, 2025.

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- ADVENT INTERNATIONAL GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- ADVENT INTERNATIONAL GPE VIII, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- CYPRESS INVESTOR HOLDINGS, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP: /s/ Justin Nuccio - /s/ Neil Crawford, Justin Nucci / Manager - Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- CYPRESS INVESTMENT GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- GPE VIII GP S.A.R.L: /s/ Justin Nuccio - /s/ Neil Crawford, Justin Nucci / Manager - Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)
- GPE VIII GP LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.3 (11/12/2025)